Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Provides Outlook for Fiscal Years 2010 and 2011

ZHENGZHOU, CHINA, December 8, 2010 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui" or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today provided its outlook for fiscal years 2010 and 2011.

For fiscal year 2010, China Gerui expects revenues of $252 million and net income of $48 million.  For fiscal year 2011, China Gerui expects revenues of between $330 million and $345 million, gross profit of between $115 million and $120 million, net income of between $70 million and $75 million, and capital expenditures to complete its previously announced expansion plan of between $12 million and $15 million.

Mr. Mingwang Lu, Chariman and Chief Executive Officer, commented, “Our current production facility continues to operate at near-full capacity and we very much look forward to having our additional capacity come online.  By December 2011, we plan to double our existing production capacity to 500,000 tons per annum, and increase our chromium plating capability to 250,000 tons per annum, covering 50% of our total annual steel production capacity.

Phase I of the expansion plan involves the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. We expect that the two new cold-rolled production lines will be completed by January 2011, to be followed by test production runs and a full launch of production operations by March 2011.  We expect a relatively quick ramp-up after the full launch of production operations begin with an initial capacity utilization of the two new cold-rolled wide-strip steel production lines of approximately 50% rising to approximately 75% by September of 2011.  Phase II of the expansion plan involves the construction of a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of the third quarter of 2011.

“We expect demand in China for the type of high precision steel that we produce to continue to grow at a healthy pace due to the continuing improvement of the standard of living in the country and the growth of the Chinese middle class, who are the ultimate end-users of our products.  In addition the Chinese government is continuing to encourage domestic consumption throughout the economy.  With our new capacity coming online, we will be able to offer our customers new, higher value-added products, such as chromium and zinc coated products and wide strip products.  Our customers are asking us to produce these products so we are confident the demand will be there once our new production capacity comes online.  These products will increase our sales and our profitability as they are higher margin than the products we make now.”

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited (formerly Golden Green Enterprises Limited) is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products.  Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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